CycleBoard, Inc.



ANNUAL REPORT

2925 College Ave. Unit B2

Costa Mesa, CA 92626

0

https://cycleboard.com/

This Annual Report is dated June 15, 2021.

BUSINESS

CycleBoard designs, develops, manufactures, and sells light personal electric vehicles. Our patented lean-to-steer technology is incredibly intuitive and is designed to appeal to all types of riders, conservative or aggressive. We believe the CycleBoard is one of the only devices on the market with a level of rideability similar to that of a bicycle, thereby appealing to a large segment of the population.

Our unique design creates a clear distinction from competitors providing brand visibility to consumers and an opportunity for investors. We are currently in our 5th production run totaling approximately 2,900 units with a well-established supply chain and deep experience with our manufacturing partner. Since inception, we've achieved approximately $4,900,000 in lifetime sales with roughly $2,450,000 coming in 2020.

Previous Litigation: Pacific Equity Group previously owned a business in Idaho Falls, Idaho named Press-A-Print International LLC ("PAP"). PAP sold pad printing and screen printing equipment to individuals across the nation. It was a home-based business that offered an opportunity for individuals to own their own business. PAP had a salesforce of over twenty (20) individuals that sold at different trade shows throughout the United States. In 2005, at a trade show in the state of Washington, PAP had its most reputable salesperson run the trade show. An individual from the attorney general's office was in attendance and said that he heard PAP's salesperson make a guarantee that if you bought the system you would make money. Brent Overfelt was the President of PAP at the time and truly believed that the salesperson did not make the alleged guarantee. PAP paid a small fee, but unfortunately, Mr. Overfelt was the

President and agent of process and was regrettably labeled with the violation even though he was not even in the state at the time the violation occurred.

Previous Offerings

Between 2019 and 2020, we sold 0 shares of common stock in exchange for $0.00 per share under Regulation Crowdfunding.

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $660,000.00
Number of Securities Sold: 660,000
Use of proceeds: Inventory and marketing
Date: April 15, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 990,000
Use of proceeds: Founder Issuance upon converting from LLC to C-Corp
Date: April 01, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The company revenues have grown from $668,985 in 2017 to $632,434 in 2018, to $1,160,897 in 2019, and $2,537,130 in 2020. The relatively flat year-over-year growth in 2018 was the result of changing manufacturing partners, which delayed inventory, and put CycleBoard, Inc in a pre-sales only selling environment for part of the year. Year-over-year revenue growth in 2020 was 118%.

Cost of goods sold has been negatively impacted by the 2018 Trump tariffs and the aforementioned change in manufacturing partnership. Management projects gross profit margins to expand in 2021 as we streamline the product offering and focus on our highest margin boards. A retraction of the Trump tariffs would have a material positive impact on gross profit margins.

Historical results and cash flows:

Since 2015, CycleBoard made heavy investments in product design and engineering, tooling, and testing.

In 2018, CycleBoard solidified its parts and manufacutring relationships.

In 2019 and 2020, CycleBoard invested heavily in inventory to keep up with consumer demand.

Now CycleBoard is poised for explosive growth leveraging those investments along with everything we've learned from multiple production runs and feedback from 2,900+ customers.

The company believes that it will keep improving its sales and reducing costs in 2021, we've learned a lot from our historical sales, customer needs, marketing spend and seasonality. The company outlook is promising as management believes that its product is unique and different, which creates a competitive advantage that sets the company apart and is valuable to the customer such as our patented lean-to-steer technology that offers a riding platform that is remarkably intuitive and is designed to appeal to all types of riders, conservative or aggressive. Management believes the CycleBoard is one of the only devices on the market with a level of rideability similar to that of a bicycle, thereby appealing to a massive segment of the population. CycleBoard's unique design creates a clear distinction from competitors providing brand visibility to consumers.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $245,879.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Brent Overfelt
Amount Owed: $335,000.00
Interest Rate: 1.0%
On March 12, 2018 the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt. The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line was $335,000 to Brent Overfelt. The entire line of credit has been classified as current.

Creditor: Steve Olson
Amount Owed: $925,000.00
Interest Rate: 1.0%
On March 12, 2018 the company received a line of credit in the amount of $925,000 from investor Steve Olson. The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line was $925,000 to Steve Olson. The entire line of credit has been classified as current.

Creditor: Clear Finance Technology Corp
Amount Owed: $68,770.00
Interest Rate: 6.0%
On August 27, 2020, the company entered into a $106,156 inventory financing agreement with Clear Finance Technology Corp. The interest of $6,369 together with the principal will be paid weekly from the company's net weekly sales. The revenue share payable is equal to 15% of net weekly sales until the full principal and interest amount has been paid in full. The outstanding balance as of December 31, 2020 is $68,770.

Creditor: Wayflyer, Inc
Amount Owed: $144,123.00
Interest Rate: 6.0%
On November 18, 2020, the company entered into a $206,250 inventory financing agreement with Wayflyer, Inc. The interest of $12,375 together with the principal will be paid weekly from the company's net weekly sales. The revenue share payable is equal to 18% of net weekly sales until the full principal and interest amount has been paid in full. The outstanding balance as of December 31, 2020 is $144,123.

Creditor: SBA PPP Loan
Amount Owed: $3,950.00
Interest Rate: 1.0%
Maturity Date: April 17, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Phillip LaBonty

Phillip LaBonty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, & Board Member
Dates of Service: August 05, 2015 - Present
Responsibilities: The CEO's responsibilities are to create the CycleBoard brand and products and to manage day-to-day operations. The CEO is intimately involved in all areas of the business and oversees, guides and manages all product design and development activities, as well as manufacturing, operations, sales and marketing. Phillip LaBonty's salary is $120,000 annually and his equity ownership is 54%.

Name: Ron Millar

Ron Millar's current primary role is with Mariners Companies. Ron Millar currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Consulting CFO
Dates of Service: February 01, 2016 - Present
Responsibilities: As Consultant CFO, Ron Millar oversees all financial and accounting activities and projections. He works closely with the CEO, bookkeeper, and outside accountants to ensure all books and records are accurate as well as creating and managing financial models and projections for future growth. Ron is a non-salaried officer, has 2% equity, and works 4-5 hours per week on CycleBoard.

Other business experience in the past three years:

Employer: Mariners Companies
Title: CFO
Dates of Service: January 01, 2013 - Present
Responsibilities: Oversee accounting and investment activities and objectives

Name: Steve Olson

Steve Olson's current primary role is with Mariners Companies. Steve Olson currently services 3-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: July 27, 2016 - Present
Responsibilities: Steve Olson is committed to the long-term interests of the company and meets with our board regularly to assist with strategic direction, business operations, help set policies, approve business decisions, evaluate executive performances and fulfill fiduciary responsibilities.

Other business experience in the past three years:

Employer: Mariners Companies
Title: Principal
Dates of Service: January 06, 2007 - Present
Responsibilities: Real Estate and private equity investment, acquisition and management.

Name: Brent Overfelt

Brent Overfelt's current primary role is with Pacific Equity Group. Brent Overfelt currently services 3-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: July 27, 2016 - Present
Responsibilities: Brent Overfelt is committed to the long-term interests of the company and meets with our board regularly to assist with strategic direction, business operations, help set policies, approve business decisions, evaluate executive performances and fulfill fiduciary

responsibilities.

Other business experience in the past three years:

Employer: Pacific Equity Group
Title: President
Dates of Service: January 01, 1999 - Present
Responsibilities: Real Estate and private equity investment acquisition and management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Phillip M LaBonty
Amount and nature of Beneficial ownership: 808,500
Percent of class: 54.0

Title of class: Common Stock
Stockholder Name: Olson Family Trust
Amount and nature of Beneficial ownership: 82,500
Percent of class: 25.0

Title of class: Series Seed Preferred Stock
Stockholder Name: Olson Family Trust
Amount and nature of Beneficial ownership: 330,000
Percent of class: 25.0

Title of class: Series Seed Preferred Stock
Stockholder Name: Brent and Shea Overfelt Family Trust
Amount and nature of Beneficial ownership: 330,000
Percent of class: 20.0

RELATED PARTY TRANSACTIONS

Name of Entity: Brent Overfelt
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: On March 12, 2018, the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt.
Material Terms: The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line

was $335,000 to Brent Overfelt. The entire line of credit has been classified as current.

Name of Entity: Steve Olson
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: On March 12, 2018 the company received a line of credit in the amount of $ 925,000 from investor Steve Olson.
Material Terms: The line of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. As of December 31, 2020, the outstanding amount for each credit line was $925,000 to Steve Olson. The entire line of credit has been classified as current.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 990,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Our authorized capital stock consists of 1,000,000 shares of preferred stock, par value $0.00001 per share. As of December 31, 2020, 6600,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants of one type of product, building and selling electric scooters. Our revenues are therefore dependent upon the market for electric scooters.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

CycleBoard was formed on 9/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CycleBoard has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 3 patents as well as various trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our patents and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. We currently hold 3 issued patents as well as a portfolio of designs and engineering drawings and we believe these are the most valuable components of our intellectual property and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our products and the market that we are in. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in the United States. Even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection.

There could be other patents or intellectual property in existence that we could be infringing on.

Because our product is a mechanical device, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

There are several potential competitors who are better positioned than we are to take the majority of the market.

The electric scooter industry is well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

The nature of the product means there is a high likelihood we will face product liability lawsuits.

We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using bicycles, skateboards, scooters, and other devices that are similar to our products. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our products continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

We could fail to achieve the growth rate we expect even with additional investments.

We expect to generate a significant amount of growth from the investments we will make into increased production and marketing following this offering. However, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in China to source and assemble our products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.

We purchase our CycleBoard products from our partner in China. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar and the Chinese Yuan. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the Chinese Yuan, our products will likely cost us more to purchase and adversely impact the economics of our business and your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the electric scooter/vehicle industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the cost of capital, and the perceived synergies between our Company and the acquirer.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

CycleBoard, Inc.

By /s/ *Confirmed by Ron Millar*

   Name: Confirmed by Ron Millar

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CYCLEBOARD, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
CycleBoard, Inc.
Costa Mesa, California

We have reviewed the accompanying financial statements of CycleBoard, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 22, 2021
Los Angeles, California

CYCLEBOARD, INC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 245,879	$ 15,020
Accounts receivable—net	4,387	19,029
Inventories	879,975	1,103,985
Total current assets	**1,130,241**	**1,138,034**
Property and equipment, net	73,241	20,545
Total assets	**$ 1,203,483**	**$ 1,158,579**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 313,245	$ 529,082
Credit Card	15,369	21,377
Line of Credit	1,260,000	770,000
Current portion of Long Term Loan	3,950	79,045
Sale of Future Receipt	212,894	-
Other current liabilities	61,322	338,391
Total current liabilities	**1,866,779**	**1,737,896**
Total liabilities	**1,866,779**	**1,737,896**
STOCKHOLDERS' EQUITY		
Common Stock	10	10
Preferred Stock	7	7
Additional Paid- in capital	997,768	997,768
Members equity	-	-
Retained earnings/(Accumulated Deficit)	(1,661,082)	(1,577,101)
Total stockholers' equity	**(663,297)**	**(579,316)**
Total liabilities and stockholders' equity	**$ 1,203,483**	**$ 1,158,579**

See accompanying notes to financial statements.

CYCLEBOARD, INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	2,537,130	1,159,642
Cost of goods sold	1,982,850	812,887
Gross profit	554,279	346,755
Operating expenses		
General and administrative	363,231	463,538
Sales and marketing	253,893	233,600
Total operating expenses	617,124	697,138
Operating income/(loss)	(62,845)	(350,383)
Interest expense	21,136	6,448
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(83,980)	(356,831)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(83,980)**	**(356,831)**

See accompanying notes to financial statements.

CYCLEBOARD, INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Members Equity	Common Stock		Preferred Stock		Additional Paid in Capital	Accumulated	Total Shareholders'
	Amount	Shares	Amount	Shares	Amount	(APIC)	Deficit	Equity
Balance—December 31, 2018	**997,785**	**-**		**-**			**(1,220,271)**	**(222,486)**
Shareholder contribution								
Conversion from LLC to C Corp	(997,785)	990,000	10	660,000	7	997,768		**-**
Net income/(loss)				-			(356,831)	**(356,831)**
Balance—December 31, 2019	**$ -**	990,000	10	660,000	7	997,768	**(1,577,101)**	**$ (579,316)**
Net income/(loss)	-			-			(83,980)	**(83,980)**
Shareholder contribution				-				**-**
Conversion from LLC to C Corp	-	-	-		-	-		**-**
Balance—December 31, 2020	**-**	**990,000**	**$ 10**	**660,000**	**$ 7**	**$ 997,768**	**(1,661,081)**	**$ (663,297)**

See accompanying notes to financial statements.

CYCLEBOARD, INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (83,980)	$ (356,831)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	5,870	41,235
Changes in operating assets and liabilities:		
Accounts receivable	14,642	(19,029)
Inventory	224,010	(372,971)
Prepaid expenses and other current assets	-	-
Accounts payable and accrued expenses	(215,837)	189,428
Credit Cards	(6,009)	4,091
Other current liabilities	(277,069)	(216,436)
Net cash provided/(used) by operating activities	**(338,373)**	**(730,513)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(58,566)	(32,880)
Net cash provided/(used) in investing activities	**(58,566)**	**(32,880)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Credit Lines	490,000	635,000
Borrowing of Loan Payable	3,950	100,000
Repayment on Loan Payable	(79,045)	(20,955)
Sale of Future Receipt	212,894	
Net cash provided/(used) by financing activities	**627,799**	**714,045**
Change in cash	230,860	(49,347)
Cash—beginning of year	15,020	64,367
Cash—end of year	**$ 245,879**	**$ 15,020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 21,136	$ 6,448
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

CycleBoard, Inc. previously known as Cycleboard, LLC was formed on April 8, 2015 in the state of California. On April 4, 2019, Cycleboard LLC underwent a conversion from a Californian Limited Liability Company to a Delaware C Corporation called Cycleboard, Inc. The financial statements of CycleBoard, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Costa Mesa, California.

"CycleBoard is a California lifestyle brand building innovative stand-up electric vehicles designed for anyone to ride. Our products are created for the adventurer looking for the best combination of safety and fun. The CycleBoard leverages our patented 3-wheel, lean-to-steer technology and is inspired by Southern California's rugged outdoors, beach, and urban lifestyle." CycleBoard is building premium light personal electric vehicles designed and engineered to reduce the fall risk commonly associated with stand-up riding. Our boards offer superior stability using dual front wheels, a single rear wheel, a stability bar and our patented lean-to-steer system.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tooling	3-5 years
Computer and office equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

CycleBoard, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The company earns revenues from the sale of its brand electric vehicles directly to consumers through its website. The Company currently sells 4 models in its product lineup optimized for street and all-terrain use.

Cost of sales

Costs of goods sold include the cost of goods sold, cost of labor, commissions, distribution services, federal excise tax, freight and delivery, input material and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $253,893 and $233,600, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2020		2019
Finished Goods	$	879,975	$	1,103,985
Total Inventories	$	**879,975**	$	**1,103,985**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,		2020		2019
Advance payment			$	293,735
Tax liabilities		61,322		44,656
Total Other Current Liabilities	$	**61,322**	$	**338,391**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Tooling		237,406		184,366
Computer and office equipment		9,852		4,326
Accumulated depreciation		(174,017)		(168,147)
Property and Equipment, Net	$	**73,241**	$	**20,545**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,870 and $41,235respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 10,000,000 of Common stock with a par value of $ 0.00001. As of December 31, 2020, 990,000 shares of common shares have been issued and are outstanding.

Preferred Stock

The Company's authorized preferred share capital consisted of 1,000,000 of preferred stock with a par value of $0.00001. As of December 31, 2020, 660,000 shares of preferred shares have been issued and are outstanding

On April 4, 2019, the Company underwent Conversion from a Californian Limited Liability Company to a Delaware Corporation. Upon Conversion of the LLC, the members of the Company exchange their membership units for 990,000 shares of Common stock and 660,000 shares of Preferred stock in Cycleboard, Inc.

7. DEBT

Loans

During 2019 and 2020, the Company received loans in the aggregate amount of $110,000 from Paypal and the Small Business Administration (SBA). The details of the Company's loans, the terms and the outstanding balances are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Paycheck Protection Loan	$ 10,000	1.00%	Fiscal Year 2020	4/16/2022	100	100	3,950		3,950					-
Loan - PayPal	$ 100,000	8.69%	Fiscal Year 2019	10/4/2020					-	8,694	8,694	79,045		79,045
Total					$ 100	$ 100	$ 3,950	$ -	$ 3,950	$ 8,694	$ 8,694	$ 79,045	$ -	$ 79,045

Line of Credit

On March 12, 2018 the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt, and another credit line in the amount of $ 435,000 from investor Steve Olson. The line of credit of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. During 2020, the one credit line was increased for $490,000, As of December 31, 2020 and December 31,2019, the outstanding amount for both credit lines were $1,260,000 and $ 770,000, respectively. The entire line of credit has been classified as current.

Forward Financing

During fiscal year 2020, the Company entered into the finance agreement with Wayflyer in the amount of $206,250. It bears fixed transaction fee amount of $12,375. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31,2020, the outstanding balance of this kind of financing is in the amount of $144,123, and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Clear Finance Technology Corp. in the amount of $106,156. It bears fixed transaction fee amount of $6,369. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31,2020, the outstanding balance of this kind of financing is in the amount of $68,770, and entire amount is classified as the current portion.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 76,366	$ 16,852
Valuation Allowance	(76,366)	(16,852)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended October 31,	2020	2019
Net Operating Loss	$ (244,763)	$ (219,704)
Valuation Allowance	244,763	219,704
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $820,253, and the Company had state net operating loss ("NOL") carryforwards of approximately $820,253. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On March 12, 2018 the company received a line of credit in the amount of $ 335,000 from investor Brent Overfelt, and another credit line in the amount of $ 435,000 from investor Steve Olson. The line of credit of credit accrues 1% interest and there is some flexibility when the credit line must be repaid. During 2020, the one credit line was increased for $490,000, As of December 31, 2020 and December 31,2019, the outstanding amount for both credit lines were $1,260,000 and $ 770,000, respectively. The entire line of credit has been classified as current.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 24, 2020, the Company entered an office lease agreement with McCray Properties LLC in the amount of $2,362 per month. The lease commenced on August 1, 2020 and expired on July 31, 2021. The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2020	$	20,510
2021		-
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	$	**20,510**

Rent expense was in the amount of $ 12,250 as of December 31, 2020.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 22, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $83,980 an operating cash flow loss of $338,373 and liquid assets in cash of $245,879, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Confirmed by Ron Millar, Principal Executive Officer of CycleBoard, Inc., hereby certify that the financial statements of CycleBoard, Inc. included in this Report are true and complete in all material respects.

Confirmed by Ron Millar

Principal Executive Officer